PRESS RELEASE
ASANKO GOLD Q1 2017 CONFERENCE CALL DETAILS

Vancouver, British Columbia, April 28, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) will host a conference call and webcast at 9am EST on Thursday, May 4, 2017 to discuss Q1 2017 operating and financial results, which will published on the same day at 7am EST. Details below.

Conference Call & Webcast Details:

US/Canada Toll Free: UK Toll Free: International:	800 896 6826 0800 496 0825 +1 212 231 2910
Webcast: Please click on the link: https://cc.callinfo.com/r/z99g68ieotfj&eom Replay A recorded playback will be available approximately two hours after the call until June 3, 2017:
US/Canada Toll Free: International: Passcode:	800 633 8284 +1 402 977 9140 #21851179

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum was achieved in Q2 2016. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.